----------------------------
                                                   |OMB APPROVAL              |
                                                   ----------------------------
                                                   |OMB NUMBER: 3235-0145     |
                                                   |EXPIRES: OCTOBER 31, 2002 |
                                                   |ESTIMATED AVERAGE BURDEN  |
                                                   |HOURS PER RESPONSE....14.9|
                                                   ----------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ___  )*

                   International Shipholding Corporation
                  ---------------------------------------
                               (Name of Issuer)

                        common stock, $1.00 par value
                  ---------------------------------------
                       (Title of Class of Securities)

                                 460321 20 1
                  ---------------------------------------
                               (CUSIP Number)


                               April 15, 1998
                  ---------------------------------------
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 [ ] Rule 13d-1(b)

 [x] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                             Page 1 of 6 pages

CUSIP No. 460321 20 1
         ...................
----------------------------------------------------------------------------

     1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Niels Mercer Johnsen
 ............................................................................
----------------------------------------------------------------------------

     2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) .................................................................


       (b) .................................................................

----------------------------------------------------------------------------

     3. SEC Use Only .......................................................

----------------------------------------------------------------------------

     4. Citizenship or Place or Organization               United States
                                             ...............................
----------------------------------------------------------------------------

Number of       5.  Sole Voting Power     233,863
                                     .......................................
                ------------------------------------------------------------
Shares Bene-
ficially        6.  Shared Voting Power     267,727
                                       .....................................
                ------------------------------------------------------------
Owned by Each
Reporting       7.  Sole Dispositive Power     233,863
                                          ..................................
                ------------------------------------------------------------
Person With:
                8.  Shared Dispositive Power     224,622
                                            ................................
----------------------------------------------------------------------------

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 501,590
                                                                    ........
----------------------------------------------------------------------------

    10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) .................................................

----------------------------------------------------------------------------

    11. Percent of Class Represented by Amount in Row (11)     7.3
                                                          ..................
----------------------------------------------------------------------------

    12. Type of Reporting Person (See Instructions)     IN
                                                   .........................
----------------------------------------------------------------------------

 ............................................................................

 ............................................................................

 ............................................................................

 ............................................................................

 ............................................................................

 ............................................................................

----------------------------------------------------------------------------

                                Page 2 of 6 pages

                       INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS-Furnish the full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
    SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The third row is for SEC internal use; please leave blank.

(4) CITIZENSHIP  OR  PLACE OF ORGANIZATION-Furnish citizenship if the named
    reporting person is  a  natural  person.   Otherwise,  furnish place of
    organization.

(5)-(9), (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC.-Rows (5) through (9) inclusive, and (11)are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12)TYPE OF REPORTING PERSON-Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

           CATEGORY                           SYMBOL
        Broker Dealer                            BD
        Bank                                     BK
        Insurance Company                        IC
        Investment Company                       IV
        Investment Adviser                       IA
        Employee Benefit Plan, Pension Fund,
         or Endowment Fund                       EP
        Parent Holding Company/Control Person    HC
        Savings Association                      SA
        Church Plan                              CP
        Corporation                              CO
        Partnership                              PN
        Individual                               IN
        Other                                    OO

NOTES:
     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

           SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

                             Page 3 of 6 pages

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                           GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

 (a) Name of Issuer International Shipholding Corporation

 (b) Address of Issuer's Principal  Executive  Offices
                                             650 Poydras Street, Suite 1700
                                             New Orleans, Louisiana 70130

ITEM 2.

 (a) Name of Person Filing   Niels Mercer Johnsen

 (b)  Address of Principal Business Office or, if none, Residence
                                             One Whitehall Street
                                             New York, New York 10004
 (c) Citizenship         United States

 (d) Title of Class of Securities        common stock, $1.00 par value

 (e) CUSIP Number        460321 20 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO sections 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

 (a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

 (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

 (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

 (e) [ ]  An investment  adviser in accordance with section 240.13d-1(b)(1)
          (ii)(E);

 (f) [ ]  An employee benefit  plan or  endowment  fund  in accordance with section 240.13d-1(b)(1)(ii)(F);

 (g) [ ]  A  parent  holding  company or  control person in accordance with section 240.13d-1(b)(1)(ii)(G);

 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                              Page 4 of 6 pages

 (j) [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4.   OWNERSHIP.

 (a) Amount beneficially owned:       501,590     .
                               -------------------

 (b) Percent of class:         7.3       .
                      -------------------

 (c) Number of shares as to which the person has:

    (i) Sole power to vote or to direct the vote       233,863     .
                                                 ------------------

   (ii) Shared power to vote or to direct the vote       267,727     .
                                                   --------------------

  (iii) Sole power to dispose or to direct the disposition of  233,863   .
                                                              -----------

  (iv)  Shared power to dispose or to direct the disposition of   224,622  .
                                                               ------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Of the securities reported in response to Item 4, a trust, of which the reporting person is a co-trustee for the benefit of his daughter, has the right to receive dividends from, and the proceeds from the sale of, 2,968 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; a foundation, of which the reporting person is a director, has the right to receive dividends from, and the proceeds from the sale of, 15,750 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; a grantor retained annuity trust, of which the reporting person is a co-trustee for the benefit of his father, has the right to receive dividends from, and the proceeds from the sale of, 24,387 shares, which is less than five percent of the class of subject securities and which the reporting person disclaims beneficial ownership of; and a corporation, of which the reporting person is a director and a vice president, has the right to receive dividends from, and the proceeds from the sale of, 224,622 shares, which is less than five percent of the class of subject securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10.  CERTIFICATION

     Not applicable


                                Page 5 of 6 pages

                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April  15, 1998
                                       ---------------------------
                                                  Date


                                        /s/ Niels Mercer Johnsen
                                       ---------------------------
                                               Signature


                                          Niels Mercer Johnsen
                                       ---------------------------
                                               Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE section 240.13d-7 for other parties for whom copies are to be sent.

   ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                Page 6 of 6 pages